Exhibit 21.1

List of Subsidiaries

1.	Harbin Zhong He Li Da Education Technology, Inc

2.	Harbin New Discovery Media Co.

3.	Zhong He Li Da (Beijing) Management Consultant Co., Ltd.

4.	Harbin Tianlang Culture and Education School

5.	Heilongjiang Zhonghe Education Training Center

6.	Beijing Hua Yu HuiZhong Technology Development Co., Ltd

7.	Beijing New Shifan Education & Technology Co. Ltd.